Exhibit 99.1

China Online Education Group Announces First Quarter 2021 Results

First quarter active students increased by 37.0% year-over-year

First quarter GAAP and non-GAAP net income were RMB8.0 million and RMB16.8 million respectively

BEIJING, May 17, 2021 -- China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operating Highlights

•	Net revenues were RMB600.4 million (US$91.6 million), a 23.3% increase from RMB487.1 million for the first quarter of 2020.

•	Gross margin was 73.4%, compared with 70.4% for the first quarter of 2020.

•	GAAP net income was RMB8.0 million (US$1.2 million), compared with GAAP net income RMB50.8 million for the first quarter of 2020.

•	Non-GAAP net income[1] was RMB16.8 million (US$2.6 million), compared with non-GAAP net income RMB57.0 million for the first quarter of 2020.

•	Operating cash inflow was RMB39.0 million (US$6.0 million), compared with RMB172.7 million cash inflow for the first quarter of 2020.

•	Cash, cash equivalents, time deposits and short-term investments balance reached RMB1,730.3 million (US$264.1 million) as of March 31, 2021.

•	Gross billings[2] were RMB685.0million (US$104.6 million), a 14.8% increase from RMB596.9 million for the first quarter of 2020.

1 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

2 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

Key Financial and Operating Data	For the three months ended
	Mar. 31,	Mar. 31,	Y-o-Y
	2020	2021	Change
Net Revenues (in RMB millions)	487.1	600.4	23.3%
K-12 one-on-one mass market offering	404.2	549.6	36.0%
K-12 small class offering	22.7	18.2	(19.8)%
Others	60.2	32.6	(45.8)%

Gross billings (in RMB millions)	596.9	685.0	14.8%
K-12 one-on-one mass market offering	563.5	660.1	17.1%
K-12 small class offering	11.5	5.3	(53.9)%
Others	21.9	19.6	(10.5)%

Active students[3] (in thousands)	286.6	392.7	37.0%

“We are delighted to report another solid quarter as first quarter net revenue reached RMB600.4 million, a 23.3% year-over-year increase that once again beat the top end of our guidance,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Remarkably, our net revenues from K12 one-on-one mass market offering grew 36.0% compared to first quarter last year. This performance was mainly driven by an increase in the number of active students, which rose 37.0% year-over-year. These results illustrate the massive opportunity that exists in K12 one-on-one mass market with the growing acceptance of online education.

“In addition to organic growth through our existing strategies, we have also been pursuing external opportunities with our recent acquisition of Koala Reading. We are leveraging its expertise in Chinese reading assessments, and plan to further develop a trailblazing English reading skill evaluation system that allows us to improve our product offerings. Furthermore, this acquisition widens our course offerings with additional Chinese courses, which is in line with the long term strategy of diversifying our curriculum portfolio. Along with our efforts in enhancing teacher operations, optimizing curriculums and developing AI-powered robotic tutors, the acquisition of Koala Reading is a testament to our commitment in providing the best learning experience to our students.

“In order to solidify our leadership in K12 one-on-one mass market English education, we are focused on ramping up our branding and marketing efforts and improving student satisfaction while also investing in product development and upgrading course offerings and services. We are excited to announce the appointment of Ms. Maine Mendoza as our latest Brand Ambassador and 51Talk Guest Teacher. Ms. Maine Mendoza is a well-known Filipino actress and social media influencer. Her appointment instantly became the most tweeted event in the Philippines and further strengthens our brand recognition in the country. I look forward to continuing to execute our mission to deliver long term benefits to all stakeholders,” concluded Mr. Huang.

“Starting off 2021 with such a solid financial and operating performance is well within our expectations,” said Mr. Min Xu, Chief Financial Officer of 51Talk. “I am pleased to report that in addition to robust growth in net revenues, we delivered another profitable quarter with GAAP net income of RMB8.0 million and non-GAAP net income of RMB16.8 million, primarily resulting from significantly higher lesson consumption and improved operating efficiency. In order to keep the Company on track for healthy growth and profitability, we are proactively refining our operations to maintain high efficiency at all levels, ultimately stimulating student growth and brand awareness, as a leading and dependable online education platform in China.”

3 An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

Change in Segment Reporting

Effective as of March 31, 2021, the Company changed its segment disclosure and no longer separately reports the financial results of its small class business, as the operating decision maker ("CODM") no longer reviews the stand-alone operating information of the small class business. This is due to the immaterial contribution the small class business is expected to provide in the future, consistent with the Company’s strategic decision to focus business development on the one-on-one mass market offering. The CODM has been identified as the Chief Executive Officer, who now reviews consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and hence, the Company has only one reportable segment. This change in segment presentation does not affect consolidated balance sheets or consolidated statements of comprehensive income. The Company retrospectively revised prior period segment information to conform to current period presentation.

First Quarter 2021 Financial Results

Net Revenues

Net revenues for the first quarter of 2021 were RMB600.4 million (US$91.6 million), a 23.3% increase from RMB487.1 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students, partially offset by a decrease in average revenue per active student. The number of active students in the first quarter of 2021 was 392,700, a 37.0% increase from 286,600 for the same quarter last year.

Cost of Revenues

Cost of revenues for the first quarter of 2021 was RMB159.7 million (US$24.4 million), a 10.9% increase from RMB144.0 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2021 was RMB440.7 million (US$67.3 million), a 28.5% increase from RMB343.1 million for the same quarter last year.

Gross margin for the first quarter of 2021 was 73.4%, compared with 70.4% for the same quarter last year. The increase was mainly attributable to the increase of price per lesson.

Operating Expenses

Total operating expenses for the first quarter of 2021 were RMB445.9 million (US$68.1 million), an 41.6% increase from RMB314.9 million for the same quarter last year. The increase was mainly due to an increase in sales and marketing expenses and product development expenses.

Sales and marketing expenses for the first quarter of 2021 were RMB318.9 million (US$48.7 million), a 39.7% increase from RMB228.4 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel and higher marketing and branding expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2021 were RMB316.5 million (US$48.3 million), a 40.0% increase from RMB226.1 million for the same quarter last year. Non-GAAP sales and marketing expenses, excluding branding expenses, were 39.6% of the gross billings for the first quarter of 2021, compared with 32.3% for the same quarter last year.

Product development expenses for the first quarter of 2021 were RMB57.7 million (US$8.8 million), a 60.9% increase from RMB35.9 million for the same quarter last year. The increase was primarily due to higher product development personnel costs related to increases in both the number of personnel and average salary. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2021 were RMB56.0 million (US$8.5 million), a 55.7% increase from RMB36.0 million for the same quarter last year.

General and administrative expenses for the first quarter of 2021 were RMB69.2 million (US$10.6 million), a 36.5% increase from RMB50.7 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs related to increases in both the number of personnel and average salary. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2021 were RMB64.7 million (US$9.9 million), a 38.6% increase from RMB46.7 million for the same quarter last year.

Other income

As part of the Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the State Taxation Administration (STA) exempted a wide range of consumer services from value added tax (VAT) from January 2020 until March 2021. The income obtained by taxpayers from providing essential services shall be exempted from VAT. The favorable impact of such coronavirus relief policies was RMB10.7 million and RMB10.3 million in the first quarter of 2021 and 2020 respectively.

On September 30, 2019, the Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input value-added tax for the current period from the payable value-added tax. The impact of the policy of additional value-added tax credit for the income generated by the essential services provided by enterprises was RMB0.4 million and RMB6.5 million in the first quarter of 2021 and 2020 respectively.

Income from Operations

Operating income for the first quarter of 2021 was RMB5.9 million (US$0.9 million), compared with operating income of RMB44.9 million for the same quarter last year. Operating margin for the first quarter was 1.0%, compared with operating margin of 9.2% for the same quarter last year.

Non-GAAP operating income for the first quarter of 2021 was RMB14.6 million (US$2.2 million), compared with non-GAAP operating income of RMB51.1 million for the same quarter last year. Non-GAAP operating margin for the first quarter was 2.4%, compared with non-GAAP operating margin of 10.5% for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB10.7 million in the first quarter of 2021. Excluding the favorable impact, loss from operations and non-GAAP operating income for the first quarter would have been RMB4.8 million (US$0.7 million) and RMB3.9 million (US$0.6 million) respectively, representing negative 0.8% GAAP operating margin and 0.7% non-GAAP operating margin.

Net income

Net income for the first quarter of 2021 was RMB8.0 million (US$1.2 million), compared with net income of RMB 50.8 million for the same quarter last year. Net margin for the first quarter was 1.3%, compared with net margin of 10.4% for the same quarter last year.

Non-GAAP net income for the first quarter of 2021 was RMB16.8 million (US$2.6 million), compared with non-GAAP net income of RMB57.0 million for the same quarter last year. Non-GAAP net margin for the first quarter was 2.8%, compared with non-GAAP net margin of 11.7% for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB10.7 million in the first quarter. Excluding the favorable impact, net loss and non-GAAP net income for the first quarter would have been RMB2.7 million (US$0.4 million) and RMB6.0 million (US$0.9 million) respectively, representing a margin of negative 0.5% and 1.0% respectively.

Income tax expense for the first quarter of 2021 was RMB6.1 million.

Basic net income per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.02 (US$0.00), compared with basic net income per share of RMB0.16 for the same quarter last year. Diluted net income per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.02 (US$0.00), compared with diluted net income per share of RMB0.15 for the same quarter last year.

Non-GAAP basic net income per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.05 (US$0.01), compared with non-GAAP basic net income per share attributable to ordinary shareholders of RMB0.18 for the same quarter last year. Non-GAAP diluted net income per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.05 (US$0.01), compared with non-GAAP diluted net income per share attributable to ordinary shareholders of RMB0.17 for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB10.7 million in the first quarter. Excluding the favorable impact, basic net loss per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.01 (US$0.00) and non-GAAP basic net income per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.02 (US$0.00), respectively. Excluding the favorable impact, diluted net loss per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.01 (US$0.00) and non-GAAP diluted net income per share attributable to ordinary shareholders for the first quarter of 2021 was RMB0.02 (US$0.00), respectively.

Basic net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2021 was RMB0.37 (US$0.06), compared with basic net income per ADS of RMB2.43 for the same quarter last year. Diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.35 (US$0.05), compared with diluted net income per ADS of RMB2.26 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.78 (US$0.12), compared with non-GAAP basic net income per ADS attributable to ordinary shareholders of RMB2.73 for the same quarter last year. Non-GAAP diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.73 (US$0.11), compared with non-GAAP diluted net income per ADS attributable to ordinary shareholders of RMB2.54 for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB10.7 million in the first quarter. Excluding the favorable impact, basic net loss per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.13 (US$0.02) and non-GAAP basic net income per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.28 (US$0.04), respectively. Excluding the favorable impact, diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.13 (US$0.02) and non-GAAP diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2021 was RMB0.26 (US$0.04), respectively.

Balance Sheet

As of March 31, 2021, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB1,730.3 million (US$264.1 million), compared with RMB1,727.7 million as of December 31, 2020. As a part of cash, cash equivalents, time deposits and short-term investments, the Company had non-current time deposits of RMB512.0 million (US$78.1 million), compared with RMB414.0 million as of December 31, 2020.

The Company had advances from students4 (current and non-current) of RMB2,762.0 million (US$421.6 million) as of March 31, 2021, compared with RMB2,721.0 million as of December 31, 2020.

Outlook

For the second quarter of 2021, the Company currently expects net revenues to be between RMB597 million and RMB603 million, which would represent an increase of approximately 21.0% to 22.2 % from RMB493.5 million for the same quarter last year.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

4“Advances from students”, which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”.

Share Repurchase Program

On September 8, 2020, 51Talk announced that its board of directors had authorized a share repurchase program of up to US$20.0 million between September 8, 2020 and September 7, 2021. As of May 17, 2021, the Company had repurchased 260,530 ADSs for approximately US$6.6 million under this program.

The Annual Report

On April 7, 2021, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the Securities and Exchange Commission (the "SEC"). The annual report can be accessed on the Company's investor relations website at http://ir.51talk.com and on the SEC's website at www.sec.gov. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2020, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@51talk.com.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 17, 2021 (8:00 PM Beijing/Hong Kong time on May 17, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until May 24, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10156395

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, and non-GAAP net income attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the rate in effect as of March 31, 2021as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group
Investor Relations
+86 (10) 8342-6262
ir@51talk.com

The Piacente Group, Inc.
Brandi Piacente
+86 (10) 6508-0677
+1 (212) 481-2050
51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31	Mar. 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	326,647	293,358	44,775
Time deposits	477,408	475,938	72,642
Short-term investments	509,636	448,975	68,527
Inventory	1,935	1,051	160
Prepaid expenses and other current assets	302,057	314,682	48,030
Total current assets	1,617,683	1,534,004	234,134

Non-current assets
Property and equipment, net	21,175	34,127	5,209
Intangible assets, net	20,302	18,742	2,861
Goodwill	4,223	4,223	645
Right-of-use assets	98,001	109,824	16,762
Time deposits	414,000	512,000	78,146
Deferred tax assets	10,268	6,544	999
Other non-current assets	23,896	25,053	3,824
Total non-current assets	591,865	710,513	108,446

Total assets	2,209,548	2,244,517	342,580

LIABILITIES
AND SHAREHOLDERS’ DEFICIT
Current liabilities
Advances from students	2,718,776	2,760,021	421,261
Accrued expenses and other current liabilities	237,101	216,583	33,057
Lease liability	42,949	51,352	7,838
Taxes payable	19,288	22,209	3,390
Total current liabilities	3,018,114	3,050,165	465,546

Non-current liabilities
Advances from students	2,270	1,957	299
Lease liability	53,594	58,136	8,873
Other non-current liabilities	2,508	2,593	396
Total non-current liabilities	58,372	62,686	9,568

Total liabilities	3,076,486	3,112,851	475,114

Total shareholders’ deficit	(866,938)	(868,334)	(132,534)

Total liabilities and shareholders’ deficit	2,209,548	2,244,517	342,580

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenues	487,084	535,074	600,404	91,640
Cost of revenues	(144,031)	(146,134)	(159,713)	(24,377)
Gross profit	343,053	388,940	440,691	67,263
Operating expenses
Sales and marketing expenses	(228,387)	(284,493)	(318,944)	(48,680)
Product development expenses	(35,867)	(44,577)	(57,726)	(8,811)
General and administrative expenses	(50,689)	(56,626)	(69,208)	(10,563)
Total operating expenses	(314,943)	(385,696)	(445,878)	(68,054)
Other income	16,761	7,766	11,094	1,693
Income from operations	44,871	11,010	5,907	902
Interest income	7,577	11,711	11,620	1,774
Interest expenses and other expenses, net	(209)	193	(3,408)	(520)
Income before income tax expenses	52,239	22,914	14,119	2,156
Income tax (expenses)/benefits	(1,447)	8,905	(6,097)	(931)
Net income, all attributable to the Company’s ordinary shareholders	50,792	31,819	8,022	1,225

Weighted average number of ordinary shares used in computing basic income per share	313,197,499	323,458,483	322,796,828	322,796,828

Weighted average number of ordinary shares used in computing diluted income per share	336,903,081	344,354,904	342,150,096	342,150,096

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Net income per share attributable to ordinary shareholders
Basic	0.16	0.10	0.02	0.00
Diluted	0.15	0.09	0.02	0.00
Net income per ADS attributable to ordinary shareholders
Basic	2.43	1.48	0.37	0.06
Diluted	2.26	1.39	0.35	0.05
Comprehensive income:
Net income	50,792	31,819	8,022	1,225
Other comprehensive income/(loss)
Foreign currency translation adjustments	4,544	(14,319)	1,802	275
Total comprehensive income	55,336	17,500	9,824	1,500

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(2,302)	(1,875)	(2,487)	(380)
Product development expenses	101	(1,281)	(1,733)	(265)
General and administrative expenses	(4,000)	(3,636)	(4,516)	(689)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Sales and marketing expenses	(228,387)	(284,493)	(318,944)	(48,680)
Less: Share-based compensation expenses	(2,302)	(1,875)	(2,487)	(380)
Non-GAAP sales and marketing expenses	(226,085)	(282,618)	(316,457)	(48,300)

Product development expenses	(35,867)	(44,577)	(57,726)	(8,811)
Less: Share-based compensation expenses	101	(1,281)	(1,733)	(265)
Non-GAAP product development expenses	(35,968)	(43,296)	(55,993)	(8,546)

General and administrative expenses	(50,689)	(56,626)	(69,208)	(10,563)
Less: Share-based compensation expenses	(4,000)	(3,636)	(4,516)	(689)
Non-GAAP general and administrative expenses	(46,689)	(52,990)	(64,692)	(9,874)

Operating expenses	(314,943)	(385,696)	(445,878)	(68,054)
Less: Share-based compensation expenses	(6,201)	(6,792)	(8,736)	(1,334)
Non-GAAP operating expenses	(308,742)	(378,904)	(437,142)	(66,720)

Income from operations	44,871	11,010	5,907	902
Less: Share-based compensation expenses	(6,201)	(6,792)	(8,736)	(1,334)
Non-GAAP income from operations	51,072	17,802	14,643	2,236

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$
Income tax (expenses)/benefits	(1,447)	8,905	(6,097)	(931)
Less: Tax impact of Share-based compensation expenses	-	-	-	-
Non-GAAP income tax (expenses)/benefits	(1,447)	8,905	(6,097)	(931)

Net income, all attributable to the Company’s ordinary shareholders	50,792	31,819	8,022	1,225
Add back: Share-based compensation expenses	6,201	6,792	8,736	1,334
Non-GAAP net income, all attributable to the Company’s ordinary shareholders	56,993	38,611	16,758	2,559

Weighted average number of ordinary shares used in computing basic income per share	313,197,499	323,458,483	322,796,828	322,796,828

Weighted average number of ordinary shares used in computing diluted income per share	336,903,081	344,354,904	342,150,096	342,150,096

Non-GAAP net income per share attributable to ordinary shareholders
basic	0.18	0.12	0.05	0.01
diluted	0.17	0.11	0.05	0.01

Non-GAAP net income per ADS attributable to ordinary shareholders
basic	2.73	1.79	0.78	0.12
diluted	2.54	1.68	0.73	0.11